EXHIBIT 99.1

For Immediate Release	Date: May 12, 2023
23-43-TR

Teck Announces Regulatory Approval for the Zafranal Project

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that the Zafranal copper project in Peru has received regulatory approval from SENACE, Peru´s National Service of Environmental Certification for Sustainable Investments. Zafranal is a highly competitive, mid-sized copper-gold development project located in the porphyry copper belt of Southern Peru in the Arequipa Region. The deposit is owned by Compañía Minera Zafranal S.A.C. (“CMZ”), of which Teck owns 80% and Mitsubishi Materials Corporation (“MMC”) owns 20%.

“Regulatory approval of the Zafranal Project is an important step forward in our strategy to grow our copper business and unlock significant value for shareholders,” said Jonathan Price, CEO, Teck. “Zafranal will be a low-cost, long-life operation, and is a key part of Teck’s industry-leading pipeline of high-quality, low-cost copper assets in well-established mining jurisdictions in the Americas.”

Located in the Arequipa region, in southern Peru, Zafranal has an expected mine life of 19 years and will produce copper-gold concentrates through an open-pit mining and conventional concentration process. Copper ore processing, including crushing, grinding, flotation, thickening and filtering, will be carried out in a concentrator plant with a processing capacity of up to 80,000 tonnes of ore throughput per day. The mine and concentrator are expected to produce an average of 133,000 tonnes of copper contained in concentrate during its first 5 years of production.

A Feasibility Study of the Zafranal Project was completed in June 2019 by Ausenco which was updated in January 2020 to include discrete value-added engineering updates. Moving forward, the Zafranal team will update project capital and operating cost estimates and will develop detailed engineering plans as well as minor permitting activities through 2023. The project could be positioned for a formal project sanction decision as early as H1 2024.

Receiving regulatory approval for the Zafranal Project is another positive step in Teck’s strategy to advance its industry leading Copper Growth portfolio in a timely and prudent manner.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information are statements other than historical fact and can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this release include statements concerning: the expectations regarding the timeline for initiating permitting, development and sanctioning of Zafranal and expectations regarding mine life, production capacity, run-rates, and operating costs for Zafranal.

Forward-looking statements and information are made based upon certain assumptions, including but not limited to, assumptions that Zafranal can and will be developed and sanctioned in accordance with Teck’s current plans, will operate as expected, and regarding capital and operating costs. Factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, Teck’s ability to advance permitting and development of Zafranal, including challenges to our permits, risks related to mineral reserves and resources estimation, metallurgical recoveries and mine life, development risks, regulatory restrictions (including environmental and other regulatory restrictions and liabilities), activities by governmental authorities, increases in expected capital and operating costs, and changes in expectations with respect to sanction decisions. The foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or implied by our forward-looking statements and information. Certain of these risks are described in more detail in Teck’s 2022 Annual Information Form and Form 40-F and in subsequent public filings by Teck with Canadian securities administrators and the US Securities and Exchange Commission. None of Teck, MMC or CMZ assume any obligation to revise or update these forward-looking statements and information after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as required under applicable securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About MMC

Mitsubishi Materials Corporation, founded in 1950, is a Japan-based company principally engaged in the processing and manufacturing of non-ferrous metals and products. The group operates businesses in over 30 countries across the world and employs around 23,000 people. Its extensive scope of operations ranges from mining, smelting/refining and recycling, to high-performance processed products, providing solutions for a sustainable society. For more information, visit our website at https://www.mmc.co.jp/corporate/en/.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

MMC Contact:

Corporate Communications Dept., Strategic Headquarters,

Mitsubishi Materials Corporation

Tel：+81-3-5252-5206

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